EXHIBIT 4.5

Guaranty Supplement

To the Holders (as defined in the hereinafter
  defined Guaranty Agreement)
Ladies and Gentlemen:
Whereas, EPR Properties, a Maryland real estate investment trust (the “Issuer”), issued $148,000,000 aggregate principal of its 4.35% Series A Guaranteed Senior Notes due August 22, 2024 (the “Series A Notes”) and $192,000,000 aggregate principal amount of its 4.56% Series B Guaranteed Senior Notes due August 22, 2026 (the “Series B Notes”; the Series A Notes and the Series B Notes are hereinafter referred to collectively as the “Notes”) pursuant to that certain Note Purchase Agreement dated as of August 1, 2016 (the “Note Purchase Agreement”) between the Issuer and each of the purchasers listed in the Purchaser Schedule attached to said Note Purchase Agreement (the “Initial Purchasers”) for the purposes described in Section 5.14 of the Note Purchase Agreement. Capitalized terms used herein shall have the meanings set forth in the hereinafter defined Guaranty Agreement unless herein defined or the context shall otherwise require.
Whereas, as a condition precedent to their purchase of the Notes, the Holders required that certain Subsidiaries of the Issuer from time to time enter into that certain Subsidiary Guaranty Agreement dated as of August 22, 2016 as security for the Notes (as amended, supplemented, restated or otherwise modified from time to time, the “Guaranty Agreement”).
Pursuant to Section 9.9(a) of the Note Purchase Agreement, the Issuer has agreed to cause Early Childhood Education, LLC, a Delaware limited company, EPT Arroyo, Inc., a Delaware corporation, EPT Auburn, Inc., a Delaware corporation, EPT Columbiana, Inc., a Delaware corporation, EPT Lafayette, Inc., a Delaware corporation, EPT Macon, Inc., a Delaware corporation, EPT Modesto, Inc., a Delaware corporation, and EPT Wilmington, Inc., a Delaware corporation (each, an “Additional Guarantor”), to join in the Guaranty Agreement. In accordance with the requirements of the Guaranty Agreement, each Additional Guarantor desires to supplement the definition of Guarantor (as the same may have been heretofore supplemented) set forth in the Guaranty Agreement so that at all times from and after the date hereof, each Additional Guarantor shall be jointly and severally liable as set forth in the Guaranty Agreement for the obligations of the Issuer under the Notes and the Note Purchase Agreement and to the extent and in the manner set forth in the Guaranty Agreement.
The execution by the undersigned of this Guaranty Supplement shall evidence each Additional Guarantor’s consent to and acknowledgment and approval of the terms set forth herein and in the Guaranty Agreement and its agreement to be bound by the covenants, terms and provisions of the Guaranty Agreement as a Guarantor thereunder and by such execution each Additional Guarantor shall be deemed to have made in favor of the Holders the representations and warranties set forth in Section 5 of the Guaranty Agreement.
Upon execution of this Guaranty Supplement, the Guaranty Agreement shall be deemed to be supplemented as set forth above. Except as supplemented herein, the terms and provisions of the Guaranty Agreement are hereby ratified, confirmed and approved in all respects.

Any and all notices, requests, certificates and other instruments (including the Notes) may refer to the Guaranty Agreement without making specific reference to this Guaranty Supplement, but nevertheless all such references shall be deemed to include this Guaranty Supplement unless the context shall otherwise require.
Dated: September 30, 2016.

EARLY CHILDHOOD DEVELOPMENT, LLC
EPT ARROYO, INC.
EPT AUBURN, INC.
EPT COLUMBIANA, INC.
EPT LAFAYETTE, INC.
EPT MACON, INC.
EPT MODESTO, INC.
EPT WILMINGTON, INC.

By: /s/ Mark A. Peterson
Mark A. Peterson, Vice President